August 14, 2025

Harry K. Sideris
Chief Executive Officer
Duke Energy Progress, LLC
411 Fayetteville Street
Raleigh, North Carolina 27601

Michael P. Callahan
Manager, President, Chief Financial Officer and Treasurer
Duke Energy Progress NC Storm Funding II LLC
411 Fayetteville Street
Raleigh, North Carolina 27601

       Re: Duke Energy Progress, LLC
           Duke Energy Progress NC Storm Funding II LLC
           Registration Statement on Form SF-1
           Filed July 23, 2025
           File Nos. 333-288942 and 333-288942-01
Dear Harry K. Sideris and Michael P. Callahan:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1
Form of Prospectus
Prospectus Summary
Transaction Parties, page 15

1. We note your chart showing the transaction parties and general summary of the transaction, which includes a description that the issuing entity issues the bonds and
       "[p]urchases storm recovery property from DEC." However, page 8 of your form of
 August 14, 2025
Page 2

       prospectus indicates that DEP will sell storm recovery property to the issuing entity pursuant to a sale agreement between the issuing entity and DEP. Please revise accordingly.
Security for the Storm Recovery Bonds
Pledge of Collateral, page 85

2. We note that, in addition to the recovery property, the bonds will also be secured by the collection account, relating to the Bonds and established under the indenture and the series supplement, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited
       thereto.    Please confirm whether any of the underlying collateral will consist of
       securities for purposes of Securities Act Rule 190.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

3.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance